SEC Form 4

FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Abele, John E. (Last) (First) (Middle) One Boston Scientific Place (Street) Natick, MA 01760-1537 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol Boston Scientific Corporation BSX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year) December 24, 2002 5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
                        Officer                             Other

Officer/Other
Description

7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	12/24/2002	M |	70,000 | A | $12.2500	26,880,250	D
Common Stock	10/14/2002	G (1) | V	1,300,000 | D |	0	I	By Corporation
Common Stock				200,000	I	By Spouse (2)
Common Stock				230,719	I	By Trust (3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Abele, John E. - December 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (Right to Buy)	$12.2500	12/24/2002	M |	(D) 70,000	Varies (4) | 12/06/2010	Common Stock - 70,000		50,000	D
Stock Option (Right to Buy)	$24.8125				Varies (5) | 05/05/2007	Common Stock - 160,000		160,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

By: Lawrence J. Knopf, Attorney-in-fact ________________________________ 12-26-2002 ** Signature of Reporting Person Date John E. Abele Page 2 SEC 1474 (3-99)

Abele, John E. - December 2002
Form 4 (continued)

FOOTNOTE Descriptions for Boston Scientific Corporation BSX

Form 4 - December 2002

John E. Abele
One Boston Scientific Place

Natick, MA 01760-1537

Explanation of responses:

(1)   Bona fide gift for no consideration.
(2)   Common stock held by the reporting person's wife. The reporting person disclaims beneficial ownership of these shares.
(3)   Common stock held by trust for the benefit of the reporting person's child of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of these shares.
(4)   Grant to the reporting person of an option to buy a specified number of shares of Common Stock exercisable in approximately equal annual increments on December 6, 2001, 2002 and 2003, the anniversary date of this grant.
(5)   Grant to the reporting person of options to buy a specified number of shares of Common Stock which become exercisable for 10% of the aggregate amount on May 5, 1999, 30% on May 5, 2000, 50% on May 5, 2001, 75% on May 5, 2002 and 100% on May 5, 2003, the anniversary date of this grant.

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